Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc., Acasti Pharma Inc. and NeuroBioPharm Inc.

Neptune, Acasti and NeuroBioPharm Announce

Litigation Regarding its Former Chief Executive Officer

Laval, Québec, CANADA – May 30, 2014 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ: NEPT – TSX: NTB), Acasti Pharma Inc. (“Acasti”) (NASDAQ: ACST - TSXV: APO) and NeuroBioPharm Inc. (“NeuroBio”) today jointly announce that Henri Harland, the former President and Chief Executive Officer of each of Neptune, Acasti and NeuroBio, has filed a lawsuit against Neptune and its subsidiaries in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBio. Mr. Harland resigned as President and Chief Executive Officer of Neptune, Acasti and NeuroBio on April 28, 2014.

Among other things, Mr. Harland is alleging that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBio, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBio as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBio. Neptune and its subsidiaries believe the claim as formulated to be without merit or cause, will vigorously defend this lawsuit and will take any steps necessary to protect their interests. As a result of these circumstances, Mr. Harland has been requested to resign as Director.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (“PUFAs”). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune’s head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 95% of the voting rights of NeuroBio. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti’s lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and PUFAs, mainly eicosapentaenoic acid (“EPA”) and docosahexaenoic acid (“DHA”), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti’s only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti’s only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

About NeuroBioPharm Inc.

NeuroBio is an emerging biopharmaceutical company focused on the research, development and commercialization of new marine based omega-3 phospholipid therapies for use in the human neurological field, including conditions, abnormalities and/or diseases related to cognitive functions such as attention, memory, concentration and learning and the management of neurological and neurodevelopmental disorders from prevention to treatment. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food, the over-the-counter and the prescription drug markets. Particular focus is being given to attention-deficit hyperactivity disorder, cognitive functions, including memory and concentration, along with mood disorders, such as anxiety and depression.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune, Acasti and NeuroBio to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune, Acasti and NeuroBio’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune, Acasti and NeuroBio disclaim any intention or obligation to update or revise any forward-looking statements.

“Neither NASDAQ, the Toronto Stock Exchange nor the TSX Venture Exchange accepts responsibility for the adequacy or accuracy of this release.”

Neptune, Acasti and NeuroBio Contacts:
André Godin	John Ripplinger
Interim Chief Executive Officer, Neptune	Investor Relations
+1.450.687.2262	+1.450.687.2262
a.godin@neptunebiotech.com	j.ripplinger@neptunebiotech.com
www.neptunebiotech.com	www.neptunebiotech.com